

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2018

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re: Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 14, 2017**
> **File No. 0-53824**

Dear Mr. Letcavage:

We issued comments to you on the above captioned filing on December 20, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 5, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding this letter or our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Willaim H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products